April 11, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Kevin Dougherty

Re:	Viper Resources, Inc.
Registration Statement on Form S-1, filed June 2, 2010
File No. 333-167259

Dear Mr. Dougherty:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Viper Resources, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-167259) originally filed on June 2, 2010, together with all exhibits thereto (collectively, the “Prospectus”).

The Prospectus covered the resale of up to 14,705,000 shares of our common stock by the selling stockholder, Dutchess Opportunity Fund, II, LP

The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the aforementioned Prospectus in the following manner: “Withdrawn upon the request of the Registrant, the Commission consenting thereto.”

Please forward copies of the order consenting to the withdrawal of the Prospectus to the undersigned at Viper Resources, Inc., 2100 West Loop South, Suite 900, Houston, TX; and Amy Trombly, Esq, 1320 Centre Street, Suite 202, Newton, MA 02459.  If you have any questions regarding this request, please call Ms. Amy Trombly at (617) 243-0060.

Thank you for your assistance.

Very truly yours,

Viper Resources, Inc.

By:	/s/ Massimiliano Pozzoni
Massimiliano Pozzoni
Chief Executive Officer